INTER PARFUMS, INC.

05

ANNUAL REPORT
2005

contents:



Rachel Weisz
in London
English days
Burberry London
BURBERRY
LONDON
a new fragrance for women

financial **highlights:**

(In thousands, except per share amounts)

	2005	2004	2003	2002	2001
Net sales	$ 273,533	$ 236,047	$ 185,589	$ 130,352	$ 112,233
Cost of sales	$ 115,827	$ 113,988	$ 95,449	$ 71,630	$ 60,176
Selling, general and administrative expenses	$ 126,353	$ 89,516	$ 64,147	$ 41,202	$ 37,335
Operating income	$ 31,353	$ 32,543	$ 25,993	$ 17,520	$ 14,722
Income before taxes and minority interest	$ 31,724	$ 31,638	$ 26,632	$ 17,581	$ 15,456
Net income	$ 15,263	$ 15,703	$ 13,837	$ 9,405	$ 8,119
Net income per diluted share[1]	$ 0.75	$ 0.77	$ 0.69	$ 0.47	$ 0.41
Weighted average number of diluted shares outstanding[1]	20,487	20,494	20,116	19,948	19,936
Depreciation and amortization	$ 4,513	$ 3,988	$ 3,344	$ 2,220	$ 2,134
Cash and cash equivalents and short-term investments	$ 59,532	$ 40,972	$ 58,958	$ 38,290	$ 28,562
Working capital	$ 131,084	$ 129,866	$ 115,970	$ 83,828	$ 68,204
Total assets	$ 240,910	$ 230,485	$ 194,001	$ 129,370	$ 102,539
Short-term bank debt	$ 989	$ 748	$ 121	$ 1,794	$ 1,308
Long-term debt	$ 13,212	$ 19,617	$ 0	$ 0	$ 1,366
Stockholders' equity	$ 127,727	$ 126,509	$ 104,916	$ 80,916	$ 65,091
Dividends per Share	$ 0.16	$ 0.12	$ 0.08	$ 0.06	$ 0

[1]Adjusted for 3:2 stock split (50% stock dividend) paid in September 2001.

(In millions)


$8.1
$9.4
$13.8
$15.7
$15.3
2001 2002 2003 2004 2005

Net Income


$112.2
$130.4
$185.6
$236.0
$273.5
2001 2002 2003 2004 2005

Net Sales


$65.1
$80.9
$104.9
$126.5
$127.7
2001 2002 2003 2004 2005

Shareholders' Equity

ARPÈGE

POUR HOMME


LANVIN
PARIS

letter to **shareholders:**

Dear Fellow Shareholders:

For Inter Parfums, 2005 was a year of vast new opportunity. Having signed an exclusive personal care products agreement with Gap Inc. in July 2005, we are making our mark in the fast growing specialty retail category by adding an entirely new dimension to our business. Under the four year agreement, which also has two, two-year options, Inter Parfums is designing and manufacturing personal care products for Gap and Banana Republic stores throughout North America. In early 2006, our relationship with Gap Inc. was expanded to include Gap *Outlet* and Banana Republic *Factory* stores in the same territory. Our new specialty retail initiative opens a new avenue for potential long term profitable growth along with business diversification.


CLASSIC
BANANA REPUBLIC

Gap and Banana Republic are among the world's most well recognized brands. They have a loyal, multi-generational customer base and a vast network of stores. We are committing a full complement of corporate resources to optimize the Gap Inc. relationship and opportunity, with the establishment of a separate operating unit and the engagement of a third party design and marketing firm. Still another operating unit is in the formative stage for the Gap *Outlet* and Banana Republic *Factory* stores. We should begin to see return on our investment in start-up expenses in the fall of 2006 when the first of our personal care products appear at Banana Republic stores, followed in early 2007 by product launches at Gap stores. In the interim, Gap Inc. has charged us with component sourcing and production of its existing fragrance and personal care product lines.

Under our agreement, Inter Parfums is responsible for product development, formula creation, packaging and manufacturing, while Gap Inc. is responsible for marketing and selling in its stores. We are working closely with our colleagues at Gap Inc. to create a portfolio of fresh and exciting product lines for launch at both specialty retail chains. Fragrance will naturally be part of the programs, but the line should encompass a broad range of personal care products.

We are equally excited about the business opportunity afforded by our exclusive world wide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. Quiksilver, Inc. is the world's leading outdoor sports lifestyle company whose products are sold in 90 countries. The agreement, signed in March 2006, runs through 2017.

The Roxy and Quiksilver names are hugely popular in the global youth market and are synonymous with the heritage and culture of surfing, skateboarding and snow boarding. Our goal is to leverage the passion and loyalty of the Roxy and Quiksilver brands as we bring their customers exciting new products. Our plans call for the first new product line under the agreement, a Roxy fragrance family, to be introduced in late 2007, followed by a Quiksilver suncare line.

QUIKSILVER

roxy

To quote Bernard Mariette, President of Quiksilver Inc., *"For over a decade, Inter Parfums has been highly successful developing and growing fragrance and related beauty programs for its licensees, each with their own DNA and target audience. I feel we have placed our brands in the best of hands with Inter Parfums."*

Moving on to our 2005 financial performance, Inter Parfums achieved its sixth consecutive year of record net sales reaching $273.5 million, up 16% compared to 2004. It is worth mentioning that there were no major new product launches during the year, making the 16% improvement over 2004 all the more gratifying and impressive. Prestige product sales were up 22% and represented 89% of consolidated sales while mass market sales declined 18% year-over-year. Product mix and changes to our operating model, which included price increases to distributors and cost concessions from

letter to **shareholders:**

suppliers, accounted for the increase in gross margin to 58% in 2005 as compared to 52% in 2004. We are seeing signs that the weakness in the mass market side of our business is beginning to subside, but clearly growth in our prestige and specialty retail product lines will make mass market a smaller part of our overall volume.

Net income declined slightly to $15.3 million or $0.75 per diluted share from $15.7 million or $0.77 per diluted share in 2004. This was primarily due to the higher royalty rates and higher advertising and promotion costs under our Burberry license that went into effect July 2004 and January 2005, respectively, along with aforementioned Gap-related start-up expenses. Total royalty expense included in selling, general, and administrative expenses, aggregated $27.1 million in 2005 or about 30% more than in 2004 while year-over-year promotion and advertising expense increased 87% to $40.8 million for 2005.


BURBERRY

We closed the year with a very strong balance sheet. At December 31, 2005, working capital aggregated $131 million and we had a working capital ratio of 2.9 to 1. Cash and cash equivalents and short-term investments aggregated $60 million, infused by $30.4 million in cash provided by operations. Borrowings under our credit lines are minimal and long-term debt including the current portion aggregated only $13.2 million. One reason for our nominal cap ex requirement is that we do not own factories. Rather we act as a general contractor outsourcing all aspects of production, from fragrance development, bottle design, filling and packaging.


ARPÈGE
LANVIN

We are quite proud of our long-term financial performance and five-year compound annual growth rate in net sales of 22% and 18% in net income. After a one-year hiatus, we are back on track to achieve record profits as well as sales in 2006. We have provided 2006 net income guidance of $16.9 million or $0.83 per diluted share on net sales of $301. Our 2006 earnings guidance assumes the dollar remains at current levels and includes an after tax charge of approximately $0.6 million or $0.03 per diluted share to reflect the impact of SFAS 123(R) - Share Based Compensation.

In 2005, we introduced two new fragrance families Celine Fever and Christian Lacroix Tumulte, with products for both men and women. In addition we brought to market flanker fragrances for existing fragrance families with Paul Smith London Floral and Burberry Brit Gold. In the final quarter of the year, our first fragrance under our Lanvin brand, Arpege Pour Homme was introduced. The first full year performance of Lanvin fragrances was very gratifying as the brand generated about $35 million in sales and now ranks as the second largest brand in our portfolio. The growing prominence of the brand was the catalyst behind the sales growth of the older fragrances in the Lanvin portfolio.

We have an ambitious line-up of new product launches for 2006. The first new product was Burberry *London* for women. While still in the early stage of the planned worldwide launch, we have high expectations for the fifth Burberry fragrance family. The print ad campaign features London-born actress, Rachel Weisz, winner of the 2006 Academy Award for Best Supporting Actress. There is a men's Burberry *London* fragrance being readied for the second half of 2006.

In addition to Burberry *London*, our new prestige product line-up for 2006 includes a new woman's fragrance for Lanvin and new men's fragrances for Paul Smith, Nickel and ST. Dupont.

As our two new business ventures with New York Stock Exchange listed companies indicate, Inter Parfums continues to gain stature in the multi-billion dollar beauty/fragrance category. On an ongoing basis, we explore additional business opportunities within the beauty/fragrance category. While there can be no assurance of future agreements, we are always on the look out for prospective brand licensing ventures and acquisitions as a means to continue the profitable growth of Inter Parfums. This has been and will remain part of our overall game plan. There are many reasons why Inter Parfums is sought out by prospective licensors and brand owners - our financial strength, our distribution reach into 120 countries, our ability to create product that marries the *"genetic code"* of each brand with its target audience, and of course, the talent, commitment and the hard work of the Inter Parfums team. As of March 1, 2006, we had 201 full-time employees worldwide. We extend our deepest appreciation to all of the members of the Inter Parfums team for their contribution to the growth and successes we have achieved.

As the founders of Inter Parfums and its two largest shareholders, we can say that without question, never has there been a time in the 23-year history of our Company when we have been more enthusiastic about the long-term prospects for the continued growth and profitability of Inter Parfums than we are today. We look forward to reporting on our progress.



Philippe Benacin
President, Vice Chairman of the Board of Directors

Jean Madar
Chief Executive Officer, Chairman of the Board of Directors


Paul Smith
A NEW FRAGRANCE FOR MEN AND WOMEN

the company:

We are Inter Parfums, Inc., a worldwide provider of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999, to better reflect our image as a provider of prestige perfumes. We have also retained the brand name, Jean Philippe Fragrances, for our mass-market products.

Our worldwide headquarters and the office of our three (3) wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two (2) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., and its majority-owned subsidiary, Nickel, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.


BURBERRY
BRIT

Our common stock is listed on The Nasdaq Stock Market (National Market System) under the trading symbol "IPAR" and we are considered a"controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Stock Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

Inter Parfums is a worldwide marketer of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. We operate in the fragrance and cosmetic industry, and manufacture, market and distribute a wide array of fragrances, cosmetics and health and beauty aids. We specialize in prestige fragrances with a focus on licensed designer brands.

Prestige fragrances represent approximately 89% of our total sales. Our brand name portfolio, which has steadily increased, is now essentially comprised of nine brand names, each of which has a variety of product lines. Burberry is our leading prestige brand name, as sales of Burberry products represented 60%, 62% and 56% of net sales for the years ended December 31, 2005, 2004 and 2003, respectively.

Over the past five years, we have grown our business at both the topline and the bottomline. We have grown from $101.6 million in sales in 2000 to $273.5 million in 2005, representing a compounded annual growth rate of 22%. During the same period, our net income grew from $6.6 million in 2000 to $15.3 million in 2005, representing a compounded annual growth rate of 18%.

business strategy:

Focus on prestige beauty brands:

Prestige beauty brands contribute significantly to our growth. Over the past few years, prestige brands have accounted for a larger portion of our business - 89% of total business in 2005 from 68% in 2002. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, Inter Parfums has had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because the company's size enables us to work more closely with them in the product development process as well as because of our successful track record.

Grow portfolio brands through new product development and marketing:

We grow through the creation of product line extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge


S.T. Dupont
PARIS
L'eau
S.T. Dupont
L'eau
S.T. Dupont

trends in the market and further leverage the brand name into different product lines in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

Continue to add new brands to our portfolio, through new licenses or acquisitions:

Prestige brands are the core of our business - we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product line and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.


GAPSCENT
eau de
toilette

Expand existing portfolio into new categories:

We plan to broaden our product offering beyond the fragrance category and offer other personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand. Furthermore, the license agreement with Burberry signed in 2004 extends to skin care.


EAU·MAXIMUM
Maximum de soin
Maximum de parfum
Maximum de sensualité
NICKEL

Continue to build global distribution footprint:

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we plan to modify our distribution model, which may involve the future formation of joint ventures or company-owned subsidiaries within key markets. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company and that ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Build specialty retail beauty business through the Gap relationship:

We believe the beauty industry has experienced a significant growth in specialty retail and our newly formed relationship with Gap provides an entry into this market. We are responsible for product development, formula creation, packaging and manufacturing under Gap and Banana Republic brands. Gap, a leading international specialty retailer offering clothing, accessories and personal care products for men, women, children and babies, is responsible for marketing and selling the newly launched product lines in its stores.

recent developments:

Gap and Banana Republic:

On July 14, 2005, we entered into an exclusive agreement with Gap to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in approximately 1390 Gap and 462 Banana Republic retail stores in the United States and Canada. This agreement marks our entry into the specialty retail store fragrance business. Although the initial line has not been finalized, potential products include fragrance and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We have established a dedicated operating unit and have begun staffing it. Eventually, this unit will employ between 15 to 25 people. We also engaged a third party design and marketing firm to work with us on concept and formulations. As this is an important new dimension to our business, we intend to devote the resources, human, financial and creative, that may be required to make these programs successful. Accordingly, during the second half of 2005 we incurred $2.0 million in related start-up expenses, including staffing, product development and those of a third-party design and marketing firm.

In March 2006, we entered into an addendum to our exclusive agreement with Gap, whereby we

thecompany:

obtained the additional rights to develop, produce, manufacture and distribute personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

production and supply:

The stages of the development and production process for all fragrances are as follows:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock-ups for final acceptance of bottle and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) & packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.


PAUL
SMITH
LONDON

Suppliers who assist us with product development include:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Quest, Givaudan, Wessel Fragrances) which create a fragrance consistent with our expectations &, that of the fragrance designers & creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige product lines, approximately 80% of component and production needs are purchased from approximately 20 suppliers out of a total of over 120 active suppliers. The suppliers' accounts for our French operations are primarily settled in Euros, and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

marketing and distribution:

Prestige Products:

For our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty-free operators and airlines and select vacation destinations.

Approximately 30% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Our sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as:

- Sephora
- Marionnaud
- Nocibe
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 80% of prestige product sales in France are made to approximately 200 customers out of a total of over 1,200 active accounts.

Our distributors vary in size depending on the number of competing brands they represent. This extensive and

the**company:**

diverse network provides us with a significant presence in over 120 countries around the world. Approximately 50 distributors out of a total of over 250 active accounts represent 80% of international prestige fragrance sales. No one customer represents more than 10% of sales.

Mass Market **Products:**

In the United States, mass merchandisers and supermarket chains, are the target customers for our mass market products. Our current customer list includes:


INTIMATE
INTIMATE
INTIMATE

- Wal-Mart
- Fred's
- Albertson's
- Family Dollar
- Dollar General
- Dollar Tree Distributors
- Consolidated Stores (Big Lot Stores)
- 99 Cent Only

In addition, our mass market products are sold to wholesale distributors, such as Variety Wholesalers, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets.



These products are sold through a highly efficient and dedicated in-house sales team and reach approximately 15,000 retail outlets throughout the United States. Our 140,000 square foot distribution center has provided us with the opportunity and resources to meet our customers' requirements.

International distribution of our mass market product lines operate through the use of exclusive and non-exclusive distribution agreements in such major territories such as



- Brazil
- Mexico
- Argentina
- Chile
- Columbia
- Canada
- Hong Kong
- Australia

the**market:**

The fragrance and cosmetic market can be broken down into two (2) types of retail distribution:

- Selective distribution perfumeries and specialty sections of department stores, who sell brand name products with a luxury image, and
- Mass distribution - Mass merchandisers, discount stores and supermarkets, who sell low to moderately priced mass market products for a broad customer base with limited purchasing power.

Selective **Distribution:**

The following information is based on information from the Federation des Industries de la Parfumerie.

During 2005, the French perfume industry, which accounts for about approximately 35% of the world market, reported a 4.9% growth rate, as compared to a 2.6% growth rate in 2004 and a 1.6% growth rate in 2003.

Net sales in 2005 for the French domestic market was unchanged as compared to 2004, while the export market increased by 4.9% as compared to 2004:

- The European Union: Sales increased overall by 4%, in this the largest market for French exports. Sales were strongest in new markets, Hungary (+34%), Poland (+13%) and Czech Republic (+9%). Sales increased in other European Union members, Netherlands (+9%), Italy (+8%) and Germany (+5%).
- Europe (excluding the European Union countries): Net sales increased by 7.5%, with substantial growth in Ukraine (+28%) and Russia (+10%).

- Asia: Net sales increased by 3%. Asia is the second largest market for French cosmetics and perfumes, net sales increased in China (+16%). On the other hand, net sales declined in South Korea (-8%) and Japan (-12%).
- North America: Net sales increased to 7.8% in the United States and 8.5% in Canada.
- South America: Net sales to South America (+11.5%) were good after several declining years as the result of the financial crises in Argentina and Brazil.

While our market share, based on our internal data, is less than 1% in France, in other countries such as the United States, United Kingdom, Italy, Germany, Spain and Hong Kong, we estimate that our market share is between 1% and 4% of French perfume imports.


ROYAL

Mass **Distribution:**

Our mass market products, which consist of low to moderately-priced fragrances, cosmetics and health and beauty aids are designed for a broad customer base with limited purchasing power. We sell our products both in the United States and abroad. Mass merchandisers, discount stores and supermarkets are out target customers. Our Aziza line of cosmetics has achieved wide spread acceptance with distribution in over 15,000 doors in the US. Our line of health and beauty aids, which consist of shampoos, conditioners and lotions, under our Intimate brand, is currently distributed in over 10,000 US doors.

table of prestige brands:

The following is a summary of the prestige brand names owned or licensed by us:

Brand Name	Licensed Or Owned	Date Acquired	Term, Including Option Periods	Aquisition Price (in millions)
Burberry	Licensed	July 04	12.5 years and additonal 5-year optional term that requires mutual consent	$ 3.6
Lanvin	Licensed	July 04	15 years	$19.2
S.T. Dupont	Licensed	July 97	Intially 11 years. We are negotiating to extend the term until June 30, 2011	$ 1.0
Paul Smith	Licensed	Dec. 98	12 years	$ 0.0
Celine	Licensed	May 00	11 years from January 2001 with an additional 5-year option term. By mutual agreement with Celine, we agreed to terminate the license on December 31, 2007	$ 0.0
Nickel	Owned	April 04	N/A	$ 4.4
Molyneux	Owned	Mar. 94	N/A	$ 4.2
Christian Lacroix	Licensed	Mar. 99	11 years	$ 0.0
Diane von Furstenberg	Licensed	May 02	8 years 7 month term with three additional 2-year option terms.	$ 0.0
Quiksilver	Licensed	Mar. 06	11 years 9 month term	$ 0.0


BURBERRY
BRIT
LIVE FROM LONDON

the products:

prestige perfume:

Primarily through our 73% owned subsidiary in Paris, Inter Parfums, S.A., we have sought to build a portfolio of luxury brand names, primarily through licensing agreements, or through direct acquisition of brand names. Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, Inter Parfums has had many successful launches. We typically launch new fragrance families for our brands every 2-3 years, with some frequent "seasonal" fragrances introduced as well.


BURBERRY
BRIT

The creation and marketing of each product line are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed product line for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the line and more particularly its fragrance, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

The following is a summary of the prestige brand names owned or licensed by us:

Burberry:

Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including *Burberry London (renamed "Burberry" in 2005), Burberry Week End, Burberry Touch and Burberry Brit.* Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer of each of the families. Our success is evidenced by a 26% five-year compounded annual growth rate in sales of fragrances under the Burberry brand since 2000.

The largest Burberry fragrance family, *Burberry Brit,* of which the women's scent was launched in fall 2003 and the men's scent launched in fall 2004, has received much industry recognition. *Burberry Brit for Women* was named the Fragrance of the Year in the Women's Luxe category at the Annual Fragrance Foundation FiFi Awards in 2004. *Burberry Brit for Men* received two awards at the Annual Fragrance Foundation FiFi Awards in April 2005 for Best Men's Fragrance in the Luxe category and for Best Print National Advertising Campaign of the Year. *Burberry Brit Red* was awarded a FiFi in April 2005 for Best Women's Fragrance in the Nouveau Niche category. As the Burberry brand continues to develop and expand by attracting new customers, the Burberry fragrance portfolio follows suit expanding and continuing to post sales growth years after launches. A fragrance family, *Burberry London,* which includes women's and men's fragrance products will launch in 2006. The first Burberry fragrance that we launched in 1995 has been renamed "Burberry".

Lanvin:

In June 2004, Inter Parfums S.A. and Lanvin S.A. signed a worldwide license agreement to create, develop and distribute fragrance lines under the Lanvin brand name. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines *Arpege* (created in 1927), *Lanvin L'Homme* (1997) and *Eclat d'Arpege* (2002). Our first Lanvin fragrance, *Arpege pour Homme,* debuted in late 2005. *Arpege* by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized. A new women's fragrance is in our new product pipeline for later in 2006.

Paul Smith:

We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith, Paul Smith Extreme and Paul Smith London. Paul Smith London for Men* was awarded a FiFi award in April 2005 for Best Men's Fragrance in the Nouveau Niche category.

ST Dupont:

In June 1997, we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and world wide distribution of S.T. Dupont perfumes. Fragrances include: *S.T. Dupont Paris, S.T. Dupont Essence Pure and L'Eau de S.T. Dupont.* A new fragrance line for men is under development, tentatively scheduled for launch in 2006. We are negotiating to extend the term until June 30, 2011, upon substantially the same terms as the existing license.

Christian Lacroix:

In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, formerly a division of LVMH Moet Hennessy Louis Vuitton S.A., for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our fragrances include: *Eau Florale and Bazar.* In the summer of 2005, we launched a new fragrance family, *Tumulte*, for the Christian Lacroix brand for both men and women.

Celine:

In May 2000, we entered into an exclusive worldwide license agreement for the development, manufacturing & distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moet Hennessy Louis Vuitton S.A. Celine, a French luxury fashion and accessory company is known throughout the world for its luxury and quality products. This agreement is an important part of Celine's strategy to develop dynamic brand recognition and to offer a varied range of luxury items to an international clientele. Fragrances include: *Celine and Fever.* By mutal agreement with Celine, we agreed to terminate the license on December 31, 2007.

Quiksilver/Roxy:

In March 2006, we entered into an exclusive worldwide license agreement with Quiksilver, Inc. to create, develop and distruibute fragrance, suncare, skincare and related products under the Roxy and Quiksilver brands. We will develop entirely new product catergories for each of the two brands, which are important brands for the global youth market and synonymous with the heritage and culture of surfing, skateboarding and snowboarding. Intial plans call for the first new product line under the agreement, a Roxy fragrance family, to be introduced in late 2007, followed by a Quiksilver suncare line.

prestige skin care:

Nickel:

In April 2004 Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. Established in 1996 by Philippe Dumont, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care product lines for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York.


MINI LIPGLOSS SET


NICKEL

prestige color cosmetics:

Diane von Furstenberg:

In May 2002 we entered into an exclusive worldwide license agreement with Diane von Furstenberg Studio, L.P. for the development, manufacturing and distribution of fragrance, cosmetics, skin care and related beauty products, to be sold under the Diane von Furstenberg, DVF, Diane von Furstenberg The Color Authority and Tatiana brand names. DVF represented our first line of prestige cosmetics.

our mass market products:

Our mass market products are comprised of alternative designer fragrances, cosmetics, health and beauty aids and personal care products. We produce and market a complete line of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as licenses for the names Jordache and Tatiana. We also market our Aziza line of low priced eyeshadow kits, mascara, and pencils, focusing on the young teen market. In 2001, we introduced a new line of mass market health and beauty aids under our Intimate brand name consisting of shampoo, conditioner, hand lotion and baby oil. We distribute this line to the same mass market retailers and discount chains as our Aziza cosmetic line.

the products:

sales by geographic area:


Middle East 7%
Asia 12%
North America 30%
South & Central America 8%
Europe 43%


Europe 43%
North America 30%
Asia 12%
Middle East 7%
South & Central America 8%

quarterly fiancial data: (unaudited)

(In Thousands Except Per Share Data)

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 71,087	$ 61,343	$ 75,446	$ 65,657	$273,533
Gross Profit	40,577	34,595	42,357	40,177	157,706
Net income	4,404	3,214	3,754	3,891	15,263
Net income per share:					
Basic	$ .22	$ .16	$ .19	$ .19	$ .76
Diluted	$ .22	$ .16	$ .18	$ .19	$ .75
Average common shares outstanding:					
Basic	19,701	20,179	20,189	20,245	20,078
Diluted	20,420	20,478	20,556	20,492	20,487

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 58,392	$ 46,733	$ 67,090	$ 63,832	$236,047
Gross Profit	28,724	23,682	33,268	36,385	122,059
Net income	4,779	3,401	4,037	3,486	15,703
Net income per share:					
Basic	$ .25	$ .18	$ .21	$ .18	$ .82
Diluted	$ .23	$ .17	$ .20	$ .17	$ .77
Average common shares outstanding:					
Basic	19,169	19,171	19,171	19,308	19,205
Diluted	20,614	20,578	20,397	20,387	20,494



the **organization:**

All corporate functions including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Both companies are organized into four operational units that report directly to general management and ultimately to the President, Philippe Benacin and the Chief Executive Officer, Jean Madar:

finance, investor relations **and administration:**

Russell Greenberg in the United States & Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

oper**ations:**

Gerald McKenna and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

export **sales:**

Michel Bes in the United States and Frédéric Garcia-Pelayo and Marcella Cacci in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

domestic (home **country) sales:**

Stuart Fishel in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

organizational **chart:**


59%
Philippe Benacin
Jean Madar
41%
Public Shareholders
100%
100%
100%
100%
74%
100%
100%
68%

management's discussion and **analysis of financial condition and results of operations:**

overview:

We operate in the fragrance and cosmetic industry, and manufacture, market and distribute a wide array of fragrances, cosmetics and health and beauty aids. We manage our business in two segments, French based operations and United States based operations. We specialize in prestige, specialty retail, and mass-market perfumes, cosmetics and other personal care products. Practically all of our prestige products are produced and marketed by our 73% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 27% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 5% of consolidated net sales. Our specialty retail and mass-market products are produced and marketed by our United States operations.

Our prestige product lines, which are manufactured and distributed by us primarily under license agreements with brand owners, represented approximately 89% of net sales for 2005. We have built a portfolio of brands, which include Burberry, Lanvin, S.T. Dupont, Paul Smith, Christian Lacroix, Celine, Nickel and Diane von Furstenberg whose products are distributed in over 120 countries around the world. Burberry is our most significant license, sales of Burberry products represented 60%, 62% and 56% of net sales for the years ended December 31, 2005, 2004 and 2003, respectively.

Our mass-market product lines, which are primarily marketed through our United States operations represented 11% of sales for the year ended December 31, 2005, and are comprised of alternative designer fragrances, cosmetics, health and beauty aids and personal care products. These lines are sold under trademarks owned by us or pursuant to license agreements we have for the trademarks *Jordache and Tatiana.*

Our specialty retail products consist of products under development for Gap and Banana Republic. These new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the creation of product line extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio.

Our business is not very capital intensive, and it is important to note that we do not own any manufacturing facilities. Rather, we act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several outside fillers which manufacture the finished good for us and ship it back to our distribution center.

recent important events:

Secondary Offerings

On October 25, 2005 we entered into an agreement with Citigroup Global Markets Inc., Oppenheimer & Co. Inc. and SG Cowen & Co., LLC, as representatives of the several underwriters, for the public sale by one of our stockholders, LV Capital USA, Inc., of 3,436,050 shares of its common stock at $15.50 per share, before underwriting discounts, commissions and expenses, all of which was paid by the selling stockholders. On October 31, 2005, LV Capital USA, Inc. consummated the public sale of 3,436,050 of our shares. We did not receive any proceeds from such sale. The Company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Gap and Banana Republic

On July 14, 2005, we entered into an exclusive agreement with Gap to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. On March 2, 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada. This agreement marks our entree into the specialty retail store fragrance business.

Our exclusive rights under the agreement are subject to certain exceptions. The principal exceptions are that the agreement excludes any rights with respect to on-line, catalog and mail-order, and international stores outside Canada, although Gap has the right to expand the agreement if it chooses.

The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires on August 31, 2013, in each case if certain retail sales targets are met or Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays an amount specified in a formula, with the right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

Although the initial line has not been finalized, potential products include fragrance and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We have agreed to establish a dedicated operating unit to carry out our obligations under the agreement with Gap. We have incurred and expect to continue to incur staffing, product development and other start-up expenses, including those of a third-party design and marketing firm. To propel these programs forward, these expenses are expected to continue in 2006. In addition, we are currently transitioning component sourcing and production of Gap's existing fragrance and personal care product lines to suppliers and contract fillers of the Company. Margins on initial sales to Gap of their existing product lines are expected to be minimal, as we are honoring all existing purchase commitments.

Burberry

On October 12, 2004, we entered into a new long-term fragrance license with Burberry. The agreement has a 12.5 year term with an option to extend the license by an additional five years subject to mutual agreement. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. This new agreement replaces the existing 1993 license. The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, are substantially higher than under the prior license. In anticipation of these new terms and to mitigate the associated expenses, we are fine-tuning our operating model. The new model includes increased selling prices to distributors, modified cost sharing arrangements with suppliers and distributors, and the future formation of joint ventures or company-owned subsidiaries within key markets to handle future distribution. While we have experienced a negative impact on our bottom line in 2005, the growth potential offered by this international luxury brand makes us confident about our future long-term prospects.

discussion of **critical accounting policies:**

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

Revenue Recognition

We sell our products to department stores, perfumeries, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. Generally, we do not bill customers for shipping and handling costs and all shipping and handling costs, which aggregated $4.2 million, $4.0 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively, are included in selling and administrative expense in the consolidated statements of income. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, and trade discounts and allowances.

Sales Returns

Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

Promotional Allowances

We have various performance-based arrangements with certain retailers to reimburse them for all or a portion of their promotional activities related to our products. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. Estimated accruals for promotions and co-operative advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

Equipment and Other Long-Lived Assets

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Long-lived assets, including trademarks, licenses, goodwill and other rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

results of **operations:**

Net sales (in millions)	*Years ended December 31,*				
	2005	%Change	2004	%Change	2003
Prestige product sales	$ 242.2	22%	$ 198.0	39%	$ 142.1
Mass market product sales	31.3	(18%)	38.0	(13%)	43.5
Total	$ 273.5	16%	$ 236.0	27%	$ 185.6

Net sales for the year ended December 31, 2005 increased 16% to $273.5 million. For the year ended December 31, 2004, net sales were up 27%. At comparable foreign currency exchange rates, net sales rose 17% and 22% in 2005 and 2004, respectively. The increases in net sales are attributable to increases in our prestige product lines.

Prestige product sales, which were up 39% in 2004, grew an additional 22% in 2005. The global rollout of *Burberry Brit* for women, which began in the third quarter of 2003, expanded to Asia, South America and the Middle East in early 2004. In addition, during the third quarter of 2004, the *Burberry Brit* men's line was launched in the United Kingdom, select countries in Western Europe and in the United States. The excellent performance of *Burberry, Burberry Weekend* and *Burberry Touch*, as well as the *Burberry Brit* collection all contributed to, and was the primary driver of, growth in prestige product sales in 2004.

The 2004 year also included several brand extensions. During the second quarter, we launched a limited edition warm weather seasonal fragrance for our Celine and Christian Lacroix brands. In July, we unveiled new fragrance families for both S.T. Dupont and Paul Smith and began distribution of Lanvin products.

In June 2004, Inter Parfums, S.A. entered into an exclusive, world wide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004. For the six months period ended December 31, 2004, net sales of Lanvin products aggregated approximately $10.2 million. For the year ended December 31, 2005, net sales of Lanvin products aggregated approximately $34.6 million contributing to the increase in sales for 2005.

Although there were no major new fragrance families launched in 2005 for our most significant brands, 2005 was still a very active year. In early 2005, we introduced new Christian Lacroix and Celine fragrance families. In addition, a flanker fragrance, *Paul Smith London Floral*, and a new Lanvin fragrance, *Arpege Pour Homme* were launched later in the year. Lastly, *Burberry Brit Gold* a limited edition holiday fragrance debuted in time for the holiday season.

With respect to our mass-market product lines, net sales were down 18% in 2005 after falling 13% in 2004. The sales decline experienced in 2004 has continued into 2005 and is again equally distributed between domestic and export customers. We continue to believe that oil and gas prices are a significant cause for declining sales in the dollar store markets, as dollar store customers have less disposable cash. In addition, sluggish economies in Mexico and Central and South America continue to affect our customers in those territories and we continue to closely monitor credit risk.

On July 14, 2005, we entered into an exclusive agreement with Gap to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. On March 2, 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada. This agreement marks our entrÈe into the specialty retail store fragrance business.

Although the initial line has not been finalized, potential products include fragrance and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We have agreed to establish a dedicated operating unit to carry out our obligations under the agreement with Gap. We have incurred and expect to continue to incur staffing, product development and other start-up expenses, including those of a third-party design and marketing firm.


$273.5
$236.0
$185.6
2003 2004 2005
Net Sales

To propel these programs forward, these expenses are expected to continue in 2006. In addition, we are currently transitioning component sourcing and production of Gap's existing fragrance and personal care product lines to suppliers and contract fillers of the Company. Margins on initial sales to Gap of their existing product lines are expected to be minimal, as we are honoring all existing purchase commitments.

Our 2006 new product calendar is very ambitious, with new families of fragrances planned for all three of our largest brands. *Burberry London*, a new women's fragrance has recently launched and the men's counterpart of this new fragrance family is scheduled for launch later this year. A new Lanvin women's scent and a new Paul Smith men's scent are also in the works. Finally, new men scents for S.T. Dupont and Nickel will also debut in 2006. In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

Gross margins (in millions)	*Years ended December 31,*		
	2005	2004	2003
Net sales	$ 273.5	$ 236.0	$ 185.6
Cost of sales	115.8	114.0	95.4
Gross margin	$ 157.7	$ 122.0	$ 90.2
Gross margin as a % of net sales	58%	52%	49%

Gross profit margins were 58% in 2005, 52% in 2004 and 49% in 2003. Sales of products from our French based prestige fragrance lines generate significantly higher gross profit margins than sales of our United States based mass-market product lines. For 2005, the gross margin improvement is attributable to sales of products from our French based prestige fragrance lines. As previously discussed, in anticipation of the new terms of the Burberry license, and to mitigate the associated expenses, we have been fine-tuning our operating model. This new model includes increased selling prices to distributors, modified cost sharing arrangements with suppliers and distributors, and the future formation of joint ventures or company-owned subsidiaries within key markets to handle future distribution. We increased our selling prices to distributors and modified our cost sharing arrangements with them in late 2004 and early 2005. The effect of these changes is the primary reason for our improved gross margin in 2005.


$32.5
$31.4
$25.9
2003 2004 2005
Income From Operations

In 2004, a decline of approximately 1% in gross margin as a percentage of sales for United States mass-market operations was more than offset by an approximate 2% improvement in gross margin as a percentage of sales for our French based prestige product lines. The balance of the margin improvement in 2004 was the result of the net sales growth rate achieved in prestige product lines, as compared to the negative growth rate of our mass-market product lines.

management's discussion and **analysis of financial condition and results of operations:**

Selling, General & Administrative
(in millions)

	Years ended December 31,		
	2005	2004	2003
Selling, general & administrative	$126.4	$89.5	$64.1
Selling, general & administrative as a % of net sales	46%	38%	35%

Selling, general and administrative expense increased 41% for the year ended December 31, 2005, as compared to 2004 and 40% for the year ended December 31, 2004, as compared to 2003. As a percentage of sales selling, general and administrative expense was 46%, 38% and 35% for the years ended December 31, 2005, 2004 and 2003, respectively.

The increase in selling, general and administrative expenses as a percentage of sales for 2005 was primarily the result of increased royalties and increased advertising expenditure requirements under our new license with Burberry. The increase in 2004 was primarily the result of the increased royalties. Royalty expense, included in selling, general, and administrative expenses, aggregated $27.1 million, $20.9 million and $10.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Promotion and advertising included in selling, general and administrative expenses aggregated $40.8 million, $21.8 million and $19.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, in connection with our agreement with Gap, we incurred staffing, product development and other start-up expenses, including those of a third-party design and marketing firm of approximately $2.0 million in 2005.

As a result of the details discussed above with respect to gross margin and selling, general and administrative expenses, operating margins aggregated 11.5%, 13.8% and 14% for the years ended December 31, 2005, 2004 and 2003, respectively.

Interest expense aggregated $1.0 million, $0.8 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as financing needs for acquisitions. In July 2004, Inter Parfums, S.A. entered into a 16 million euro, five-year credit agreement. In order to reduce exposure to rising variable interest rates, Inter Parfums, S.A. entered into a swap transaction effectively exchanging the variable interest rate referred to above to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Foreign currency gains or (losses) aggregated ($0.3) million, ($0.4) million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

Our effective income tax rate was 35.1%, 36.5% and 35.3% for the years ended December 31, 2005, 2004 and 2003, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. No significant changes in tax rates were experienced nor were any expected in jurisdictions where we operate.

Net income declined 3% to $15.3 million in 2005 after increasing 13% to $15.7 million in 2004. As stated above, we have incurred increased selling, general and administrative expenses, which is primarily the result of increased royalties and increased advertising expenditure requirements under our new license with Burberry and start-up expenses related to our agreement with Gap. These increased expenses have been partially mitigated by improvements in our gross margin. Diluted earnings per share aggregated $0.75, $0.77 and $0.69 in 2005, 2004 and 2003, respectively. Weighted average shares outstanding aggregated 20.1 million, 19.2 million and 19.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. On a diluted basis, average shares outstanding were 20.5 million, 20.5 million and 20.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

liquidity and **capital resources:**

Our financial position remains strong. At December 31, 2005, working capital aggregated $131 million and we had a working capital ratio of 2.9 to 1. Cash and cash equivalents and short-term investments aggregated $60 million.

In April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel for approximately $4.5 million, net of cash acquired. We funded this acquisition with cash on hand. In accordance with the purchase agreement, each of the minority stockholders has an option to put their remaining interest in Nickel to Inter Parfums, S.A. from January 2007 through June 2007. Based on an independent valuation, management has valued the put options as of the date of acquisition. These options are carried at fair value as determined by management.

The purchase price for the minority shares will be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel or at a price approximately 7% above the recent purchase price.

In July 2004, Inter Parfums, S.A. entered into a 16 million euro, five-year credit agreement. In order to reduce exposure to rising variable interest rates, Inter Parfums, S.A. entered into a swap transaction effectively exchanging a three-month variable interest rate to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.


$0.69
$0.77
$0.75
2003
2004
2005
Diluted Earnings Per Share

On October 25, 2005 the Company entered into an agreement with Citigroup Global Markets Inc., Oppenheimer & Co. Inc. and SG Cowen & Co., LLC, as representatives of the several underwriters, for the public sale by one of its stockholders, LV Capital USA, Inc., of 3,436,050 shares of its common stock at $15.50 per share, before underwriting discounts, commissions and expenses, all of which was paid by the selling stockholders. On October 31, 2005, LV Capital USA, Inc. consummated the public sale of 3,436,050 of our shares. We did not receive any proceeds from such sale. The Company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

management's discussion and **analysis of financial condition and results of operations:**

Cash provided by (used in) operating activities aggregated $30.4 million, ($4.4 million) and $19.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. A significant inventory build up during the fourth quarter of 2003 was made to meet our sales commitments in early 2004. This buildup was financed primarily through normal credit terms with our vendors, and therefore did not have any significant impact on our cash flows from operations in 2003.

That inventory buildup was the most significant factor affecting our cash flow from operating activities in 2004 as our vendors needed to get paid. Changes in accounts payable and accrued expenses used cash of $21.8 million in 2004. In addition, cash used in operating activities for 2004 reflects an increase in accounts receivable of $5.8 million. This increase, which represented a 9% increase from the December 31, 2003 accounts receivable balance, is reasonable considering the company's sales growth of 27% for the year ended December 31, 2004.

For 2005, cash provided by operating activities reflects an increase in accounts receivable of $17.2 million. This increase, which represented a 23% increase from the December 31, 2004 accounts receivable balance, is reasonable considering the company's sales growth of 16% for the year ended December 31, 2005.

Cash flows used in investing activities, reflects changes in short-term investments and capital expenditures. Capital expenditures aggregated $2.4 million and $3.3 million for the years ended December 31, 2005 and 2004, respectively. Our business is not capital intensive and we do not own any manufacturing facilities. We typically spend between $2.0 and $3.0 million per year on tools and molds, depending on our new product development calendar. Other capital expenditures include office furnishings, computer equipment and industrial equipment needed at our distribution centers. For the year ended December 31, 2004, cash flows used in investing activities aggregated $32.5 million. Included in this amount is approximately $20.3 million paid for the purchase of the Lanvin license (including legal expenses and fees), $4.4 million paid for the Nickel acquisition, net of cash acquired and $3.6 million paid to Burberry in connection with the signing of a new license agreement.


$116.0
$129.9
$131.0
2003
2004
2005
Working Capital

In March 2005, our board of directors increased the cash dividend from $.12 to $.16 per share, approximately $3.2 million per annum, payable $.04 per share on a quarterly basis. For 2006, in December 2005 our board of directors authorized the continuation of our cash dividend of $.16 per share per annum, payable $.04 on a quarterly basis. Our next cash dividend of $.04 per share will be paid on April 14, 2006 to stockholders of record on March 31, 2006. Dividends paid, including dividends paid once per year to minority stockholders of Inter Parfums, S.A., aggregated $4.1 million, $2.9 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increased cash dividend in 2005 represented a small part of our cash position and the continuation of the dividend for 2006 is not expected to have any significant impact on our financial position.

Our short-term financing requirements are expected to be met by available cash and short-term investments on hand at December 31, 2005, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2006 consist of a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $45.0 million in credit lines provided by a consortium of international financial institutions. Actual borrowings under these facilities have been minimal as we typically use our working capital to finance all of our cash needs.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2005.

quantitative and **qualitative disclosures about market risk:**

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 2005, we had foreign currency contracts at Inter Parfums, S.A. in the form of forward exchange contracts in the amount of approximately U.S. $31.7 million and GB Pounds 5.3 million.

Interest Rate Risk Management

We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into one (1) interest rate swap to reduce exposure to rising variable interest rates, by effectively exchanging the variable interest rate of 0.6% above the three month EURIBOR rate on our long-term to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the results of operation.

contractual **obligations:**

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations ($ in thousands).

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-Term Debt	$ 13,122	$ 3,775	$ 7,550	$ 1,797	$ 0
Capital Lease Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Operating Leases	$ 34,516	$ 5,483	$ 11,152	$ 11,222	$ 6,659
Purchase Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	$ 0	$ 0	$ 0	$ 0	$ 0
Minimum Royalty Obligations	$ 318,365	$ 24,059	$ 53,616	$ 56,133	$ 184,557
Total	$ 366,003	$ 33,317	$ 72,318	$ 69,152	$ 191,216

management's annual report on **internal control over financial reporting:**

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our independent auditor, Mazars LLP, a registered public accounting firm, has issued its report on its audit of our management's assessment of our internal control over financial reporting. This report appears on the following page:

Jean Madar
Chief Executive Officer, Chairman of the Board of Directors

Russell Greenberg
Executive Vice President and Chief Financial Officer

report of independent registered public accounting firm on **internal control over financial reporting:**

Board of Directors and Shareholders
Inter Parfums, Inc. New York, New York

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting", that Inter Parfums, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect mis-statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Inter Parfums, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Inter Parfums, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended and our report dated March 8, 2006 expressed an unqualified opinion thereon.

Mazars LLP

Mazars LLP
New York, New York
March 8, 2006

reports of independent **registered public accounting firms:**

Board of Directors and Shareholders of
Inter Parfums, Inc. New York, New York

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2005 and 2004, the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2006 expressed an unqualified opinion thereon.

Mazars LLP

New York, New York
March 8, 2006

To the Board of Directors and Shareholders of
Inter Parfums, Inc.:

We have audited the accompanying consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Inter Parfums, Inc. and subsidiaries and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP
New York, New York
March 26, 2004

consolidated **balance sheets:**

(In Thousands Except Share and Per Share Data)

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 42,132	$ 23,372
Short-term investments	17,400	17,600
Accounts receivable, net	82,231	75,382
Inventories	48,631	61,066
Receivables, other	2,119	2,703
Other current assets	4,213	930
Income tax receivable	104	544
Deferred tax assets	3,011	2,605
Total current assets	199,841	184,202
Equipment and leasehold improvements, net	5,835	6,448
Trademarks and licenses, and other intangible assets, net	30,136	34,171
Goodwill	4,476	5,143
Other assets	622	521
Total assets	$ 240,910	$ 230,485
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable - banks	$ 989	$ 748
Current portion of long-term debt	3,775	4,359
Accounts payable	40,359	30,730
Accrued expenses	21,555	15,385
Income taxes payable	1,269	2,533
Dividends payable	810	581
Total current liabilities	68,757	54,336
Deferred tax liability	1,783	2,839
Long-term debt, less current portion	9,437	15,258
Put option	743	838
Minority interest	32,463	30,705
Commitments and contingencies		
Shareholders' equity		
Preferred stock, $.001 par value; Authorized 1,000,000 shares; none issued		
Common stock, $.001 par value; Authorized 100,000,000 shares; outstanding 20,252,310 and 19,379,917 shares in 2005 and 2004, respectively	20	19
Additional paid-in capital	36,640	35,538
Retained earnings	112,802	100,772
Accumulated other comprehensive income	3,574	16,431
Treasury stock, at cost 6,302,768 and 7,064,511 common shares in 2005 and 2004, respectively	(25,309)	(26,251)
Total shareholders' equity	127,727	126,509
Total liabilities and shareholders' equity	$ 240,910	$ 230,485

See accompanying notes to consolidated financial statements.

consolidated **statements of income:**

(In Thousands Except Share and Per Share Data)

	2005	2004	2003
Net sales	$ 273,533	$ 236,047	$ 185,589
Cost of sales	115,827	113,988	95,449
Gross margin	157,706	122,059	90,140
Selling, general and administrative	126,353	89,516	64,147
Income from operations	31,353	32,543	25,993
Other expenses (income):			
Interest expense	970	798	271
(Gain) Loss on foreign currency	296	360	(333)
Interest income	(1,194)	(782)	(946)
(Gain) Loss on subsidiary's issuance of stock	(443)	529	369
	(371)	905	(639)
Income before income taxes and minority interest	31,724	31,638	26,632
Income taxes	11,133	11,542	9,403
Income before minority interest	20,591	20,096	17,229
Minority interest in net income of consolidated subsidiary	5,328	4,393	3,392
Net Income	$ 15,263	$ 15,703	$ 13,837
Net income per share:			
Basic	$ 0.76	$ 0.82	$ 0.73
Diluted	$ 0.75	$ 0.77	$ 0.69
Weighted average number of shares outstanding:			
Basic	20,078,424	19,204,768	19,032,460
Diluted	20,486,583	20,494,038	20,116,433

See accompanying notes to consolidated financial statements.

consolidated statements of changes **in shareholders' equity and comprehensive income:**

(In Thousands Except Share and Per Share Data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Compre-hensive Income	Accumulated Other Compre-hensive Income	Treasury Stock	Total
Balance - January 1, 2003	18,976,207	$ 19	$ 33,441	$ 75,063		$ (1,394)	$ (26,213)	$ 80,916
Comprehensive income:								
Net income				13,837	$13,837			13,837
Foreign currency translation adjustments					10,616	10,616		10,616
Change in fair value of derivatives					182	182		182
Total comprehensive income					$24,635			
Dividends				(1,524)				(1,524)
Shares issued upon exercise of stock options (including income tax benefit $800)	266,750		922				732	1,654
Shares received as proceeds of option exercises	(78,771)						(765)	(765)
Balance - December 31, 2003	19,164,186	19	34,363	87,376		9,404	(26,246)	104,916
Comprehensive income:								
Net income				15,703	$15,703			15,703
Foreign currency translation adjustments					6,919	6,919		6,919
Change in fair value of derivatives					108	108		108
Total comprehensive income					$22,730			
Dividends				(2,307)				(2,307)
Shares issued upon exercise of stock options (including income tax benefit $900)	262,663		1,175				596	1,771
Shares received as proceeds of option exercises	(46,932)						(601)	(601)
Balance - December 31, 2004	19,379,917	19	35,538	100,772		16,431	(26,251)	126,509
Comprehensive income:								
Net income				15,263	$15,263			15,263
Foreign currency translation adjustments					(12,720)	(12,720)		(12,720)
Change in fair value of derivatives					(137)	(137)		(137)
Total comprehensive income					$ 2,406			
Dividends				(3,233)				(3,233)
Shares issued upon exercise of stock options	1,048,850	1	(585)				3,490	2,906
Issuance of warrants			1,687					1,687
Shares received as proceeds of option exercises	(176,457)						(2,548)	(2,548)
Balance - December 31, 2005	20,252,310	$ 20	$ 36,640	$112,802		$ 3,574	$ (25,309)	$127,727

See accompanying notes to consolidated financial statements.

consolidated statements **of cash flows:**

(In Thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 15,263	$ 15,703	$ 13,837
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,513	3,988	3,344
Provision for doubtful accounts	585	1,191	362
Minority interest in net income of consolidated subsidiary	5,328	4,393	3,392
Deferred tax provision	(1,410)	155	369
Change in fair value of put options	19	(174)	
Loss on subsidiary's issuance of stock	(443)	529	369
Gain on sale of trademark	(150)		
Changes in:			
Accounts receivable	(17,653)	(6,974)	(14,199)
Inventories	5,819	(1,703)	(15,881)
Other assets	(3,453)	(10)	570
Accounts payable and accrued expenses	22,443	(21,835)	23,882
Income taxes payable, net	(481)	354	3,301
Net cash provided by (used in) operating activities	30,380	(4,383)	19,346
Cash flows from investing activities:			
Purchases of short-term investments	(2,300)	(14,800)	(13,100)
Proceeds from sale of short-term investments	2,500	14,500	7,600
Purchase of equipment and leasehold improvements	(2,429)	(3,254)	(2,545)
Payment for intangible assets acquired	(465)	(24,465)	
Acquisition of businesses, net of cash acquired		(4,481)	
Proceeds from sale of trademark	185		
Net cash used in investing activities	(2,509)	(32,500)	(8,045)
Cash flows from financing activities:			
Increase (decrease) in loans payable - banks	359	182	(1,752)
Proceeds from long-term debt		19,925	
Repayment of long-term debt	(3,979)	(1,992)	
Proceeds from sale of stock of subsidiary	2,424	1,622	1,105
Purchase of treasury stock	(150)	(184)	(184)
Proceeds from exercise of options	507	455	274
Dividends paid	(3,005)	(2,109)	(1,428)
Dividends paid to minority interest	(1,106)	(776)	(409)
Net cash providied by (used in) financing activities	(4,950)	17,123	(2,394)
Effect of exchange rate changes on cash	(4,161)	1,474	6,261
Net increase (decrease) in cash and cash equivalents	18,760	(18,286)	15,168
Cash and cash equivalents - beginning of year	23,372	41,658	26,490
Cash and cash equivalents - end of year	$ 42,132	$ 23,372	$ 41,658
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 593	$ 495	$ 271
Income taxes	$ 12,593	$ 11,535	$ 6,518

See accompanying notes to consolidated financial statements.

notes to consolidated **financial statements:**

(In Thousands Except Share and Per Share Data)

(1) the company and its **significant accounting policies:**

(A) Business of the Company

Inter Parfums, Inc. and its domestic and foreign subsidiaries (the Company) manufacture and distribute prestige brand name fragrances and cosmetics and specialty retail and mass market fragrances, cosmetics, and personal care products.

(B) Basis of Preparation

The consolidated financial statements include the accounts of the Company, including majority-owned Inter Parfums, S.A. (IPSA), a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) Foreign Currency Translation

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

(D) Cash and Cash Equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(E) Short-term Investments

Short-term investments consist of available for sale auction rate securities which are comprised of preferred stock. These securities have characteristics similar to short-term investments because at predetermined intervals, generally within 28 to 49 days of the purchase, there is a new auction process. Short-term investments are stated at fair market value which is equal to cost. No realized or unrealized gains or losses have been incurred in connection with our investments in these securities.

(F) Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The value of the Company's long-term debt was estimated based on the current rates offered to the Company for debts with the same remaining maturities.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity until the forecasted sale is recorded or when the hedge is determined to be ineffective.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized as a gain or loss on foreign currency in the income statement. At December 31, 2005, the Company's subsidiary had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $31.7 million and GB pounds 5.3 million, which have maturities of less than a year.

(G) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

(H) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

(I) Goodwill and Other Intangible Assets

The Company reviews goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill primarily relates to the Company's European operations. The cost of licenses and other intangible assets with finite lives is being amortized by the straight-line method over the term of the respective license or the intangible assets estimated useful life. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(J) Revenue Recognition

Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges and all shipping and handling costs, which aggregated $4.2 million, $4.0 million and $3.5 million in 2005, 2004 and 2003, respectively, are included in selling, general & administrative expense in the consolidated statements of income.

(K) Issuance of Common Stock by Consolidated Subsidiary

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the

(In Thousands Except Share and Per Share Data)

portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

(L) Stock-Based Compensation

The Company accounts for Stock-Based employee compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations (APB 25). The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, & SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, which was released in December 2002 as an amendment of SFAS No. 123.

The Company applies APB 25 and related interpretations in accounting for its stock option incentive plans. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all awards.

	Year ended December 31,		
	2005	2004	2003
Reported net income	$15,263	$15,703	$13,837
Stock-based employee compensation expense included in reported net income, net of related tax effects	0	0	0
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(980)	(1,224)	(1,409)
Pro forma net income	$14,283	$14,479	$12,428
Income per share, as reported:			
Basic	$ 0.76	$ 0.82	$ 0.73
Diluted	0.75	0.77	0.69
Pro forma net income per share:			
Basic	$ 0.71	$ 0.75	$ 0.65
Diluted	0.70	0.71	0.62

The weighted average fair values of the options granted by Inter Parfums, Inc. during 2005, 2004, and 2003 are estimated as $5.00, $6.22, and $6.58 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1.0% in 2005, 0.8% in 2004, and 0.5% in 2003; volatility of 40% in 2005 and 50% in 2004 and 2003; risk-free interest rates at the date of grant, 3.5% in 2005, 2.9% in 2004, and 1.9% in 2003; and an expected life of the option of four years in 2005 and 2004 and two years in 2003.

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by our majority owned subsidiary, IPSA, whose stock is publicly traded in France. The weighted average fair values of the options granted by Inter Parfums, S.A. during 2005, 2004, and 2003 are estimated as 6.08 euro, 5.62 euro and 5.92 euro per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1.0% in 2005, 2004 and 2003; volatility of 22%, 23% and 41% in 2005, 2004 and 2003; risk-free interest rates at the date of grant, 4.5% in 2005, 4.2% in 2004 and 3.0% in 2003; and an expected life of the option of four years in 2005, 2004 and 2003.

(M) Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2005	2004	2003
Numerator:			
Net income	$ 15,263	$ 15,703	$ 13,837
Denominator:			
Weighted average shares	20,078,424	19,204,768	19,032,460
Effect of dilutive securities:			
Stock options	408,159	1,289,270	1,083,973
Denominator for diluted earnings per share	20,486,583	20,494,038	20,116,433

Not included in the above computations is the effect of anti-dilutive potential common shares which consist of outstanding options to purchase 262,000, 116,000, and 204,000 shares of common stock for 2005, 2004, and 2003, respectively, and for 2005, outstanding warrants to purchase 100,000 shares of common stock and warrants to be issued in 2006 to purchase 100,000 shares of common stock.

(N) Advertising and Promotion

Costs associated with advertising are expensed when incurred. Advertising and promotional expenses, which primarily include print media and promotional expenses, such as products used as sales incentives included in selling, general and administrative expense were $40.8 million, $21.8 million and $19.8 million for 2005, 2004 and 2003, respectively. These amounts do not include expenses relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregating $15.3 million, $19.1 million and $12.0 million in 2005, 2004 and 2003, respectively.

The Company also has various arrangements with customers pursuant to its trade terms to reimburse them for a portion of their advertising or promotional costs, which provide advertising and promotional benefits to the Company. The costs that the Company incurs for shelf replacement costs and slotting fees are expensed as incurred and are netted against revenues on the Company's consolidated statement of income.

(O) Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances which are estimated to be uncollectible aggregating $2.3 million and $3.2 million as of December 31, 2005

(In Thousands Except Share and Per Share Data)

and 2004, respectively. Accounts receivable balances are recorded against the allowance for doubtful accounts when they are deemed uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

(P) Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized must be reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

(Q) Recent Accounting Pronouncements

In June 2005, the EITF reached a consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements." This Issue addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This Issue shall be applied to leasehold improvements that are purchased or acquired in reporting periods after June 29, 2005 and the Company does not expect this Issue to have a material impact on its consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," ("SFAS No. 154") which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this statement as required, and does not believe the adoption will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)). This statement replaces SFAS No. 123 and supersedes APB 25. SFAS 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of the award. SFAS 123(R) will be effective for the first quarter of 2006. While the Company currently provides the pro forma disclosures required by SFAS No. 148 on a quarterly basis (see "Note 1 (l) - Stock-Based Compensation"), it is currently evaluating the impact this statement will have on its consolidated financial statements. In March 2005, Staff Accounting Bulletin No. 107 ("SAB No. 107") was issued to provide guidance from the Securities and Exchange Commission to simplify some of the implementation challenges of SFAS No. 123(R) as this statement relates to the valuation of share-based payment arrangements for public companies. The Company will apply the principles of SAB No. 107 in connection with its adoption of SFAS No. 123(R).

(2) material **definitive agreements:**

(A)

On July 14, 2005, we entered into an exclusive agreement with Gap, Inc. ("Gap") to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. On March 2, 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada. Our exclusive rights under the agreement are subject to certain exceptions. The principal exceptions are that the agreement excludes any rights with respect to on-line, catalog & mail order, and international stores outside Canada, although Gap has the right to expand the agreement if it chooses.

The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires August 31, 2013, in each case if certain retail sales targets are met or if Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays to us an amount specified in a formula, with such right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

As an inducement to enter into this agreement, we have granted warrants to purchase 100,000 shares of our common stock to Gap exercisable for five years at $25.195, 125% of the market price on the date of grant, and have agreed to register with the Securities and Exchange Commission the shares purchasable thereunder for resale after January 1, 2007. In addition, we have agreed to grant up to three (3) additional warrants to Gap. The first additional warrant will be issued in September 2006 and will be exercisable for 100,000 shares of our common stock at 100% of the market price on the date of grant. In addition, if the term of our agreement with Gap is extended as discussed above, we will grant to Gap the two remaining warrants. Each such warrant would be exercisable for 50,000 shares of our common stock at 100% of the market price on the date of grant. The fair market value of the 100,000 warrants granted on July 14, 2005 and the 100,000 warrants to be granted in September 2006 aggregating approximately $1.7 million, has been capitalized as an intangible asset and is being amortized over the initial term of the agreement.

(B)

In June 2004, IPSA entered into a fifteen year, exclusive, worldwide license agreement with Lanvin S.A. (Lanvin) to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004 and provided for an upfront non-recoupable license fee of $19.2 million, the purchase of existing inventory of $7.6 million, and requires advertising expenditures and

(In Thousands Except Share and Per Share Data)

royalty payments in line with industry practice, as well as, the assumption of certain pre-existing contractual obligations.

(C)

In October 2004, IPSA entered into a new long-term fragrance license with Burberry. The agreement has a 12.5 year term with an option to extend the license by an additional 5-years subject to mutual agreement. This new agreement replaces the previous license and provides for an increase in the royalty rate effective as of July 1, 2004 and additional resources to be devoted to marketing effective January 1, 2005. In connection with the new license agreement, IPSA paid to Burberry an upfront non-recoupable license fee of approximately $3.6 million.

(3) acquisition of business:

In April 2004, IPSA acquired a 67.5% interest in Nickel S.A. (Nickel) for approximately $8.7 million in cash including a capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. In accordance with the purchase agreement, each of the minority shareholders has an option to put their remaining interest in Nickel to IPSA from January 2007 through June 2007. Based on an independent valuation, management has valued the put options at $0.93 million as of the date of acquisition, and has recorded a long-term liability and increased goodwill accordingly. These options are carried at fair value as determined by management.

The purchase price for the minority shares will be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel or at a price approximately 7% above the recent purchase price. In addition, the Company has the right to call the stock based on the same formula and price. The call does not meet the criteria of a derivative and therefore it has no effect on the accompanying consolidated financial statements. The acquisition has been accounted for as a business combination and the results of Nickel have been included in the Company's consolidated financial statements from the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on April 1, 2004, the date of the acquisition adjusted for the capital infusion made in June 2004. All amounts have been translated to US dollars at the April 1, 2004 exchange rate, the date of the acquisition.

Current assets	$ 6,989
Equipment and leasehold improvements	747
Trademarks and licenses	1,840
Goodwill	4,645
Other assets	167
Assets acquired	14,388
Current liabilities	3,513
Put option	925
Minority interest	1,281
Liabilities assumed	5,719
Net assets acquired	$ 8,669

(4) inventories:

	December 31, 2005	December 31, 2004
Raw materials and component parts	$ 19,529	$ 19,756
Finished goods	29,102	41,310
Total	$ 48,631	$ 61,066

(5) equipment and leasehold improvements:

	December 31, 2005	December 31, 2004
Equipment	$ 17,006	$ 16,489
Leasehold improvements	1,119	1,117
	18,125	17,606
Less accumulated depreciation and amortization	12,290	11,158
Total	$ 5,835	$ 6,448

Depreciation expense was $2.3 million, $2.9 million and $2.5 million for 2005, 2004 and 2003, respectively.

(6) trademarks licenses and other tangible assets:

	December 31, 2005	December 31, 2004
Trademarks (indefinite lives)	$ 8,012	$ 8,615
Trademarks (finite lives)	730	843
Licenses (finite lives)	24,516	28,310
Other intangible assets (finite lives)	2,128	
	27,374	29,153
Less accumulated amortization	5,250	3,597
	22,124	25,556
Total	$ 30,136	$ 34,171

During 2005, 2004, and 2003, the Company recorded charges for the impairment, included in selling, general, and administrative expense, of trademarks with indefinite useful lives aggregating $0.10 million, $0.01 million and $0.58 million, respectively, based on fair value as determined using discounted cash flows. Amortization expense was $2.1 million for 2005, $1.0 million for 2004 and $0.2 million for 2003 and amortization expense is expected to approximate $2.3 million in 2006, 2007, 2008, $2.2 million in 2009 and $1.9 million in 2010.

notes to consolidated **financial statements:**

(In Thousands Except Share and Per Share Data)

(7) loans **payable - banks:**

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling $45 million, bearing interest at 0.6% above EURIBOR (2.49% and 2.12% at December 31, 2005 and 2004, respectively). Outstanding amounts totaled $0.99 million and $0.75 million at December 31, 2005 and 2004, respectively.

The Company has borrowings available under a $12 million unsecured revolving line of credit due on demand and bearing interest at the banksí prime rate or 1.75% above LIBOR. There were no balances outstanding at December 31, 2005 and 2004.

(8) long**-term debt:**

In July 2004, IPSA entered into a 16 million euro five-year credit agreement. The long-term credit facility, which bears interest at 0.60% above the three month EURIBOR rate, provides for principal to be repaid in 20 equal quarterly installments and requires the maintenance of a debt equity ratio of less than one. At December 31, 2005 exchange rates, maturities of long-term debt subsequent to December 31, 2005 are $3.8 million in 2006, 2007 and 2008, and $1.9 million in 2009.

In order to reduce exposure to rising variable interest rates, the Company entered into a swap transaction effectively exchanging the variable interest rate referred to above to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the results of operations.

(9) com**mitents:**

(A) Leases

The Company leases its office and warehouse facilities under operating leases expiring through 2014. Rental expense amounted to $7.2 million, $6.4 million and $4.5 million in 2005, 2004 and 2003, respectively. Minimum future rental payments are as follows:

2006	$	5,483
2007		5,502
2008		5,650
2009		5,722
2010		5,500
Thereafter		6,659
Total	$	34,516

(B) License Agreements

The Company is obligated under a number of license agreements for the use of trademarks and rights in connection with the manufacture and sale of its products. Revenues generated from one such license held by IPSA, represented 60%, 62%, and 56% of net sales in 2005, 2004 and 2003, respectively. Royalty expense, included in selling, general, and administrative expenses, aggregated $27.1 million, $20.9 million and $10.4 million, in 2005, 2004 and 2003, respectively. In connection with certain license agreements, the Company is subject to certain minimum annual royalties as follows:

2006	$	24,059
2007		26,632
2008		26,984
2009		28,037
2010		28,096
Thereafter		184,557
Total	$	318,365

(10) shareholders' **equity:**

(A) Public Offering

In October 2005, LV Capital USA, Inc. sold all of its 3,436,050 shares of Inter Parfums, Inc. common stock in a registered public offering. The Company did not receive any proceeds from the sales of these shares. The cost of this offering was borne by the selling stockholders.

(B) Issuance of Common Stock by Consolidated Subsidiary

During 2005, 2004 and 2003, 42,773, 168,314, and 179,056 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2005 and 2004, the Company's percentage ownership of IPSA was approximately 73% and 74%, respectively.

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

(C) Stock Option Plans

The Company maintains a stock option program for key employees, executives, and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans vest immediately and are exercisable for a period of five to six years. A summary of the Company's stock option activity and related information follows:

	Year ended December 31, 2005	
	Options	Weighted Average Exercise Price
Shares under option - beginning of year	1,842,675	$ 7.51
Options granted	202,900	15.05
Options exercised	(1,048,850)	2.77
Options cancelled	(11,175)	14.59
Share's under option - end of year	985,550	14.03

(In Thousands Except Share and Per Share Data)

	Year ended December 31, 2004	
	Options	Weighted Average Exercise Price
Shares under option - beginning of year	1,897,862	$ 5.92
Options granted	217,400	16.72
Options exercised	(262,663)	3.32
Options cancelled	(9,924)	15.40
Share's under option - end of year	1,842,675	7.51

	Year ended December 31, 2003	
	Options	Weighted Average Exercise Price
Shares under option - beginning of year	1,969,162	$ 3.90
Options granted	206,700	21.58
Options exercised	(266,750)	3.20
Options cancelled	(11,250)	3.11
Share's under option - end of year	1,897,862	5.92

The following table summarizes stock option information as of December 31, 2005:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$6.50 - $6.92	16,500	0.22 yrs.	16,500
$7.22 - $7.95	196,850	1.01 yrs.	196,850
$8.03	168,600	1.97 yrs.	168,600
$9.60	9,000	0.66 yrs.	9,000
$14.95	184,500	4.30 yrs.	184,500
$15.20-$15.39	193,000	3.95 yrs.	193,000
$17.24	3,500	4.95 yrs.	3,500
$19.65	2,000	4.70 yrs.	2,000
$22.77	2,000	3.01 yrs.	2,000
$23.05-$23.06	189,600	3.00 yrs.	189,600
$25.24	20,000	3.12 yrs.	20,000
Totals	985,550	2.80 yrs.	985,550

At December 31, 2005, options for 984,079 shares were available for future grant under the plans.

In 2005, 2004 and 2003, both the Chief Executive Officer and the President exercised an aggregate of 938,200, 163,000 and 203,800 outstanding stock options, respectively, of the Company's common stock. The aggregate exercise prices of $2.4 million in 2005, $0.42 million in 2004 and $0.58 million in 2003 were paid by them tendering to the Company in 2005, 2004 and 2003 an aggregate of 166,069, 32,537 and 60,166 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2005, 2004 and 2003 an additional 10,388, 14,395 and 18,605 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

(D) Treasury Stock

The board of directors of the Company has authorized a stock repurchase program whereby the Company purchases shares of its stock to be held in treasury. As of December 31, 2005, the Company is authorized to purchase an additional 404,350 treasury shares in the open market. The Company has not repurchased any treasury shares during the three year period ended December 31, 2005.

(E) Dividends

The Company declared dividends of $0.16, $0.12, and $0.08 per share per annum in 2005, 2004, and 2003, respectively. The quarterly dividend of $0.8 million declared in December 2005 was paid January 13, 2006.

(11) segments and geographic areas:

The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of mass-market products. Information on the Company's operations by geographical areas is as follows.

	Year ended December 31,		
	2005	2004	2003
Net Sales:			
United States	$ 34,284	$ 41,435	$ 44,747
Europe	241,681	196,088	141,192
Eliminations	(2,432)	(1,476)	(350)
Total	$ 273,533	$ 236,047	$ 185,589
Net Income:			
United States	$ (123)	$ 1,657	$ 2,807
Europe	15,398	14,184	11,036
Eliminations	(12)	(138)	(6)
Total	$ 15,263	$ 15,703	$ 13,837
Depreciation and Amortization Expense:			
United States	$ 448	$ 358	$ 385
Europe	4,065	3,630	2,959
Total	$ 4,513	$ 3,988	$ 3,344
Interest Income:			
United States	$ 526	$ 274	$ 183
Europe	668	508	763
Total	$ 1,194	$ 782	$ 946

(In Thousands Except Share and Per Share Data)

	Year ended December 31, 2005	2004	2003
Interest Expense:			
United States	$ 19	$ 10	$ 4
Europe	951	788	267
Total	$ 970	$ 798	$ 271
Income Tax Expense (Benefit):			
United States	$ (398)	$ 774	$ 1,519
Europe	11,544	10,872	7,888
Eliminations	(13)	(104)	(4)
Total	$ 11,133	$ 11,542	$ 9,403
Total Assets:			
United States	$ 53,072	$ 51,511	
Europe	196,931	188,729	
Eliminations	(9,093)	(9,755)	
Total	$ 240,910	$ 230,485	
Additions to Long-Lived Assets:			
United States	$ 1,985	$ 279	
Europe	2,596	31,921	
Total	$ 4,581	$ 32,200	
Total Long-Lived Assets:			
United States	$ 6,801	$ 5,300	
Europe	33,646	40,462	
Total	$ 40,447	$ 45,762	
Deferred Tax Assets:			
United States	$ 840	$ 415	
Europe	2,171	2,190	
Total	$ 3,011	$ 2,605	

United States export sales were approximately $6.4 million, $9.6 million and $11 million in 2005, 2004 and 2003, respectively. Consolidated net sales to customers in the United States, United Kingdom and France, for the year ended December 31, 2005, aggregated $80 million, $26 million and $17 million, respectively. Consolidated net sales for the year ended December 31, 2005 by region is as follows:

North America	$ 81,800
Europe	116,800
Central and South America	21,800
Middle East	19,800
Asia	32,200
Other	1,100
Totals	$ 273,500

(12) income **taxes:**

The components of income before income taxes and minority interest consist of the following:

	Year ended December 31, 2005	2004	2003
U.S. Operations	$ (521)	$ 2,431	$ 4,326
Foreign Operations	32,245	29,207	22,306
Total	$ 31,724	$ 31,638	$ 26,632

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year ended December 31, 2005	2004	2003
Current:			
Federal	$ (19)	$ 402	$ 834
State and Local	46	197	174
Foreign	12,516	10,788	7,910
Total	$ 12,543	$ 11,387	$ 8,918
Deferred:			
Federal	$ (451)	$ (163)	$ 408
State and Local	26	337	102
Foreign	(985)	(19)	(25)
	$ (1,410)	$ 155	$ 485
Total Income Tax	$ 11,133	$ 11,542	$ 9,403

Deferred taxes are provided principally for reserves, and certain other expenses that are recognized in different years for financial reporting and income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year ended December 31, 2005	2004
Deferred Tax Assets:		
State net operating loss carryforwards	$ 853	$ 537
Federal net operating loss carryforwards	1,293	
Foreign net operating loss carryforwards	1,398	1,400
Alternative minimum tax credit carryforwards	320	369
Inventory and accounts receivable	247	197
Profit Sharing	139	125
Other	398	377
Total Gross Deferred Tax Assets	4,648	3,005
Less Valuation Allowance	(1,637)	(400)
Net Deferred Tax Assets	3,011	2,605

(In Thousands Except Share and Per Share Data)

	Year ended December 31,	
	2005	2004
Deferred Tax Liabilities:		
Property, Plant and Equipment	$ (802)	$ (1,518)
Trademarks and Licenses	(806)	(985)
Other	(175)	(336)
Total Deferred Tax Liabilities	(1,783)	(2,839)
Net Deferred Tax Assets (Liabilities)	$ 1,228	$ (234)

Federal net operating loss carryforwards expire in 2025 and foreign net operating loss carryforwards do not expire. The Company's state net operating loss carryforwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $7.7 million and for New Jersey tax purposes of approximately $10.3 million expire in 2010 and beyond. An additional valuation allowance of $1.2 million and $0.4 million has been provided in 2005 and 2004, respectively, as future tax benefits from option compensation deductions might prevent the net operating loss carryforwards from being fully utilized. Any future realization of the valuation allowance will be credited to additional paid-in capital.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $79 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2005 since the Company has no present intention to repatriate these earnings.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year ended December 31,		
	2005	2004	2003
Statutory Rates	34.0%	34.0%	34.0%
State and Local Taxes, net of Federal Benefit	0.2	1.1	0.7
Effect of Foreign Taxes, in Excess of U.S. Statutory Rates	1.8	2.7	1.1
Other	(0.9)	(1.3)	(0.5)
Effective Rates	35.1%	36.5%	35.3%

directors and **executive officers:**

directors:

Jean Madar
Chief Executive Officer, and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the Board of Directors
Inter Parfums, Inc., President, Inter Parfums, S.A.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
GrayRobinson, P.A.

Francois Heilbronn
Managing Partner
M.M. Friedrich, Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President and Chief Executive Officer, Cosmair
Former President and Chief Executive Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Chief Executive Officer, Jimmy Choo Ltd.
Former Chief Executive Officer, Christian Lacroix (LVMH)

Daniel Piette
President
L Capital Management

Jean Cailliau
Chief Executive Officer
LV Capital USA, Inc.

Serge Rosinoer
Former Chief Executive Officer
Clarins Group

executive officers:

Jean Madar
Chief Executive Officer, and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President and Vice Chairman of the Board of Directors
Inter Parfums, Inc. President, Inter Parfums, S.A.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Marcella Cacci
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Jack Ayer
Director of Distribution
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

corporate and **market information:**

corporate **information:**

Inter Parfums, Inc.
551 Fifth Avenue,
New York, NY 10176
Tel. (212) 983-2640 • Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00 • Fax: (1) 40-76-08-65

General Counsel
GrayRobinson, P.A.
401 E. Las Olas Blvd.
Fort Lauderdale, FL 33301

Auditors
Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Securities Listing
Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

the market of our **common stock:**

Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

	2005		2004	
	High	Low	High	Low
Fourth Quarter	$ 19.70	$ 14.74	$ 17.12	$ 12.45
Third Quarter	$ 21.50	$ 18.13	$ 20.99	$ 11.34
Second Quarter	$ 20.89	$ 13.12	$ 26.00	$ 20.23
First Quarter	$ 15.92	$ 14.01	$ 31.52	$ 19.88

As of March 1, 2006 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 52. We believe there are in excess of 2,150 beneficial owners of our common stock.

divi**dends:**

Commencing in March 2002, our board of directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share on a quarterly basis. In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis. In March 2004, our board of directors increased the cash dividend to $.12 per share per annum, payable $.03 per share on a quarterly basis. In March 2005 our board of directors increased the cash dividend from $.12 to $.16 per share per annum, payable $0.04 on a quarterly basis.

In December 2005 our board of directors authorized the continuation of our cash dividend of $.16 per share per annum, payable $.04 on a quarterly basis. The first cash dividend for 2006 of $.04 per share is to be paid on April 14, 2006 to shareholders of record on March 31, 2006.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

form **10k:**

A copy of the company's 2005 Annual Report on Form 10-K, as filed with the securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176.

INTER PARFUMS, INC.

551 FIFTH AVENUE NEW YORK, NY 10176
TELEPHONE: 212.983.2640 FAX: 212.983.4197
WWW.INTERPARFUMSINC.COM

IPAR
NASDAQ
LISTED